For the fiscal year ended (a) 4/30/99
File number (c) 811-4930

                          SUB-ITEM 77M
                            MERGERS

     On January 22, 1999, the Intermediate Series, a Series of Prudential Municipal Bond Fund (The Registrant), transferred all its net assets to Prudential National Municipals Fund, Inc. pursuant to a plan of reorganization approved by Intermediate Series shareholders on January 14, 1999. The reorganization was approved by the Trustees of the Registrant on August 26, 1998. The acquisition was accomplished on January 22, 1999, by a tax-free exchange of Class A, Class B, Class C and Class Z shares of Prudential National Municipals Fund, Inc. for the net assets of the Intermediate Series.